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                                                            EXHIBIT (1)(A)(6a)


                      RESTATED ARTICLES OF INCORPORATION

                        ITT LIFE INSURANCE CORPORATION



     These Restated Articles of Incorporation give effect to amendments of the Articles of Incorporation and otherwise purport merely to restate all those provisions already in effect. These Restated Articles of Incorporation have been adopted by the sole shareholder and shall supersede and take the place of the heretofore existing Articles of Incorporation and amendments thereto.

     FIRST:  The name of the corporation is ITT Life Insurance Corporation.

     SECOND: The address of the Registered Office of the Corporation is Whyte and Hirschboeck, 111 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. The name of the Registered Agent at such address is Joseph C. Branch.

     THIRD: The Corporation may make insurance upon lives, may grant and issue annuities, either in connection with or separate from contracts of insurance predicated upon life risks, may issue policies stipulated to be with or without participation in profits, may issue policies or certificates of insurance against loss of life or personal injury resulting from any cause, and against loss resulting from disease or accident, and against any other casualty or risk which may be subject to life, accident or health insurance. Said Corporation in addition to the foregoing is authorized generally to do a life, accident and health insurance business, and is authorized to insure against any and all hazards against which life, accident and health insurance companies are authorized to insure by the laws of this state, or of any other state or territory of the United States or foreign countries in which the company may be licensed to carry on business. In addition to the foregoing powers, the purposes of said Corporation are all those permitted by Section 610.21 of the Wisconsin Statutes.

     FOURTH: The aggregate number of shares which the corporation shall have authority to issue is 2,000 shares consisting of one class only, designated as Common Shares, of the par value of $1,000 per share.

     FIFTH: No shareholder shall, because of his ownership of shares, have a preemptive or other right to purchase, subscribe for, or take any part of any shares or any part of the notes, debentures, bonds, or other securities convertible into or carrying options or warrants to purchase shares of this corporation issued, optioned, or sold by it after its incorporation.



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                                      -2-


     SIXTH: Amendments to these Articles of Incorporation may be made at any special meeting of shareholders duly called for that purpose, or at any annual meeting of shareholders, provided that a statement of the nature of the proposed amendment is included in the Notice of Meeting, upon receiving the affirmative vote of the holders of at least two-thirds of the shares entitled to vote thereon.

Dated: March 26, 1982                   ITT Life Insurance Corporation



                                        By         /s/ Raymond H. Deck
                                          -------------------------------------
                                                      Raymond H. Deck
                                                   Chairman of the Board
Attest:


     /s/ William A. McMahon
-----------------------------------
        William A. McMahon
             Secretary


6104D/82D



This document was drafted
by:  William A. McMahon